April 3, 2007
Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Waters Corporation
Form 10-K for the Year Ended December 31, 2006
File No. 001-14010
Dear Mr. Vaughn:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below responses to the comments provided to Mr. John Ornell by the staff of the Commission (the “Staff”) in your letter dated March 20, 2007 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.
The Company’s responses are as follows:
Form 10-K for the Year Ended December 31, 2006
Note 6 — Acquisitions, Environmental Resource Associates, page 52

1.	Question	We note your disclosures in which you indicate that you engaged a third party valuation firm to independently value certain assets acquired in the Environmental Resource Associates acquisition. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.

	Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended March 31, 2007, revise its disclosure and, in lieu of naming the independent valuation firm, will delete reference to the independent valuation firm.

Kevin L. Vaughn
Securities and Exchange Commission
April 3, 2007

Note 6 — Acquisitions, Environmental Resource Associates, page 52

2.	Question	Additionally we note that $45.3 million of the purchase price was allocated to goodwill. Please revise future filings to include all of the disclosures required by paragraph 51 of SFAS 141 for material acquisitions.

	Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended March 31, 2007, revise its disclosure to include all of the disclosures required by paragraph 51 of SFAS 141 for material acquisitions.
Note 13 Stock-Based Compensation, page 62

3.	Question	We see that in 2005 you began to use the implied volatility of your publicly traded stock options to estimate the stock price volatility. Please explain to us why you concluded that implied volatility is a better indicator of expected volatility. Your explanation should include (a) why you changed your method of determining estimated volatility and (b) why you now only use implied volatility and not historical volatility or a combination of historical volatility and implied volatility. Your response should also include your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1. In future filings provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72.

	Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended March 31, 2007, provide additional disclosure, as appropriate, to address the points noted above. The Company’s responses are as follows for the items requested:

Kevin L. Vaughn
Securities and Exchange Commission
April 3, 2007

The Company began using implied volatility of its traded options as the basis for the expected volatility assumption in 2005 after reviewing the guidance in Statement of Financial Accounting Standard (SFAS) No. 123(R) “Share-Based Payment” (FAS 123R) and Staff Accounting Bulletin No. 107 “Share-Based Payment” (SAB 107).

During its evaluation of FAS 123R and SAB 107, the Company considered using historical volatility or a combination of historical volatility and implied volatility. The Company conducted an analysis of its historical volatility taking into consideration the guidance in Question 2 of SAB Topic 14.D.1. “Certain Assumptions Used in Valuation Methods”. The Company concluded its historical stock price volatility was not as indicative of future expected volatility based on the recent and expected future growth in the Company’s earnings and market capitalization. In addition, the Company concluded a combination of historical and implied volatility was also not the best indicator of future expected volatility.

The Company then evaluated and determined it met the criteria in Question 3 of SAB Topic 14.D.1. “Certain Assumptions Used in Valuation Methods” based on the following:

1.	The Volume of the Market Activity of the Underlying Shares and Traded Options.

The Company obtained 10 years of publicly traded option quotes and trade activity, and concluded that there was sufficient volume on the Company’s traded options to meet the implied volatility volume criteria. The Company also monitored the volume of the traded options before and after any significant stock option grants to ensure that there was sufficient volume.

2.	The Ability to Synchronize the Variables Used to Derive Implied Volatility.

The Company concluded that there were sufficient observations (i.e., quotes and trades) at the time (or near) the stock option grant date to place reliance on implied volatility of the traded options.

3.	The Similarity of the Exercise Prices of the Trade Options to the Exercise Price of the Employee Options.

The Company concluded that there were traded options with exercise prices within a reasonable range of the stock option grant price on (or near) the date of grant.

Kevin L. Vaughn
Securities and Exchange Commission
April 3, 2007

4.	The Length of Term of the Traded Option Must Be Similar to the Employee Share Option.

The Company’s expected term calculation used in the Black Scholes Fair Value Model has generally been greater than 5.5 years. While the Company does not have traded options which mature over that long a period, the Company does have LEAP (i.e., Long Term Equity Anticipation Securities) traded options which generally mature over two years or more. In accordance with the guidance provided in SAB 107, the Company maintains the position that the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.

The Company ultimately concluded that exclusive use of implied volatility of its traded options as its expected volatility assumption is the most appropriate indicator of expected volatility because: 1) implied volatility appropriately reflects the market’s expectations of future volatility, 2) implied volatility is generally reflective of historical volatility and expectations of how future volatility will differ from historical volatility and, 3) the Company evaluated the factors and satisfied the criteria in Question 3 of SAB Topic 14.D.1, “Certain Assumptions Used in Valuation Methods” with respect to the Company’s publicly traded options which provide a basis for exclusive reliance on implied volatility.
Exhibit 31.1 and 31.2

4.	Question	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as to not to include the individual’s title.

	Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended March 31, 2007, revise Exhibit 31.1 and 31.2 to delete the title of the certifying individual at the beginning of the certification.

Kevin L. Vaughn
Securities and Exchange Commission
April 3, 2007

Pursuant to the request of the Staff contained on the third page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,
/s/ John Ornell
John Ornell
Vice President, Finance and Administration and Chief Financial Officer